Filed by Comtech Telecommunications Corp.

Commission File No.: 000-07928

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Gilat Satellite Networks Ltd.

Commission File No.: 000-21218

Date: February 19, 2020

The following is a transcript of a presentation given by Comtech Telecommunications Corp. (“Comtech”) at an investor conference on February 18, 2020:

Comtech Telecommunications Corp. Presentation at Noblecon16 Investors Conference

Speakers

1)	Michael D. Porcelain; Comtech Telecommunications Corp.; President and Chief Operating Officer

2)	Michael A. Bondi; Comtech Telecommunications Corp.; Chief Financial Officer

Michael D. Porcelain:

Good morning everyone. My name is Mike Porcelain. I’m the President and Chief Operating Officer of Comtech Telecommunication’s Corp. Thank you for attending this morning’s presentation and being very bold and adventurous and traveling if you got here. Because I know a lot of folks were not able to come, due to the travel situation around the world. So, we are here, and we are glad that you are here as well.

Obviously want to just put on the disclaimers here. We are a publicly traded company on the Nasdaq stock exchange, symbol CMTL, so this presentation does have some forward looking information and throughout the presentation myself or Mike Bondi, our Chief Financial Officer, we may refer to Non-Gaap information, hence the disclaimer here.

We’re gonna gear this presentation for folks that are not familiar with Comtech, so please if you have more detailed questions, you can ask them at the end or at any particular point in time when I go through the presentation. Feel free to shoot out a question. We’ll take them.

So, what’s a Comtech? Comtech is a leader in secure wireless communications. We really have core strength in satellite ground station equipment, core strength in public safety or 9-1-1 communication. I’ll explain what that is. Mission critical technologies, really sophisticated equipment or services for the U.S. D.O.D. or the military and similarly high-performance transmission technologies. Pretty high powerful amplifiers that are used in electronic warfare systems.

Comtech is known for solving complex problems. We’re also profitable. We generate cash flow. Pay dividends. 2019 was our 4th consecutive year of growth in terms of revenue and our 3rd consecutive year of adjusted EBITDA growth, so I just want to give you a sense for what you are about to see.

We have strong visibility into the future. We think Comtech is in a unique spot, in a unique position for the next several years. I was here at the presentation last year and I stood at the podium in another room and I said in my twenty some odd years of being at Comtech, I didn’t think the future could be brighter, and I was wrong. I sit here today, and I repeat that comment. I think that the future for Comtech has never been brighter.

What have we done? We’re about seven, a little under $700 million of revenue last year and you can kind of see over a 4-year period, we’ve really transformed the Company into a wireless leader. In 2015, we were $300 million of revenue with $51 million of EBITDA. We finished last year with $671 million of revenue. $93 million of Adjusted EBITDA. We had a billion dollars of contract visibility. Four hundred (400) world-wide expert engineers with a focus on secure wireless communications. We are a market leader in satellite ground station equipment. So, when you think about satellite communications equipment, there’s a lot of discussion, a lot of talk in the press about the launching of new satellites. I call them eccentric billionaires. Whether its Elon Musk or Jeff Bezos that are launching these massive constellations around the world, we are focusing on providing the ground station equipment that will be needed to communicate with new satellites, as well as providing network solutions to allow satellite networks to be interoperable with each other and to allow and facilitate for satellite communication.

We’re also a leader in 9-1-1 technology or 9-1-1 calls. When you dial 9-1-1 from your phone, more than 50% of those calls operate over a Comtech network. I’ll explain that in a little bit, but we are only one of two companies in the United States that do it in the U.S. We also have penetration oversees. For example, we do the 9-1-1 system in Australia, which is actually called 0-0-0. And so, it’s a very niche type business. Good recurring revenues, good profit and again we’re a market leader.

This is sort of the trend with numbers. Again, just put it in perspective, $400 million or so of revenue in [2]016. We bought a company to get us into the 9-1-1 space. And you can see most of all of what I’m showing here is internal growth. Though we’ve done some tactical acquisitions, I’ll explain what they are, most of this is organic growth. 24% on the bottom line in terms of adjusted EBITDA, and 17% on the top line.

What are our markets that we participate? Well certainly, I mentioned flying to start out the conversation here, but we’re into the in-flight connectivity market, so when business travelers or consumers are on long distance planes, or eventually business jets, we are providing modem equipment and amplifier equipment that will be used on commercial planes, as well as military planes, to provide in flight connectivity for people on those planes. Obviously, you can’t run a cable from the ground to a plane, so wireless is what you need. To put a piece of equipment on the plane takes a lot of qualification. It takes a lot of selling. It takes a lot of effort and once you’re there, it is very difficult to be replaced. So, the equipment needs to work, it needs to be certified and that’s, you know, that’s a business that we’re in.

I am sure you have been in planes in the U.S., or perhaps overseas. It’s not on a lot of planes today. So, this is a growth market for us. And more importantly, some of the stuff that’s out there is old already. It doesn’t have the capacity for what’s needed, and as we get into some of Comtech’s products, such as our HEIGHTS products, and some of our newer products that we are introducing, where we’ll have more capacity, and allow more internet connectivity for those people traveling on planes.

What’s another growth market for us? Its actually in the cellular backhaul market. So, as you think about 4G and buzzwords like that. 4G going to 5G. Well, satellite technology is actually used to backhaul traffic from rural areas back to the main network. So I’ll use the simple example, if you think about a jungle or a high mountainous region, you are not running fiber there, you are actually using satellite [to produce] to backhaul the local cellphone calls in that particular area, back to the main network. As you see more of these satellites get launched and using newer technology such as 5G, and also new LEO satellites that will be launched and are being launched. LEO satellites have extremely low latency, which is allowing for satellite backhaul technology to [be] actually be less expensive than the current technologies today. And we believe that that’s going to propel growth for many years, not only in the United States, but around the world.

Military communications. I mentioned that before. Comtech has about 35% or so of its revenues in the US. We have good relationships with the Army and the Navy and other military commands. There’s a tremendous need to upgrade equipment. The U.S. military travels around the world. There is no such thing as a world-wide mobile network, but [they] you can accomplish the same thing through satellite connectivity, and we provide systems and equipment to the U.S. military, and other governments as well.

We not only just sell equipment, but we’ll do field support operations, installations, repair, and we’ll actually go out into the field to assist soldiers during certain operations. Right, soldiers know how to fight, they do not necessarily know how to set-up satellite systems, so we are sometimes literally right next to them in the field.

And I mentioned the 9-1-1 system earlier. Everyone is familiar with 9-1-1, but I am pretty sure most of the folks in here cannot text to their 9-1-1 center. They can’t send an image of a car accident, or a wound, to the 9-1-1 center that is in their local municipality. There’s a tremendous movement and a tremendous need to upgrade 9-1-1 systems in the United States and adopt them elsewhere in the world, and we’re a leader in doing that. We have key customers, for example, we operate in the Commonwealth of Massachusetts, what I call 9-1-1 on the cloud. We fully handle all the 9-1-1 services for the Commonwealth of Massachusetts. Similarly, we do so for the state of Washington. Home of Amazon. Home of Microsoft. Where you say those are the guys that really understand technology; they chose our system to implement a state-wide 9-1-1 on the cloud. So, the rest of the country is a little bit behind those two states, and you know although there are smaller states that are out there, and there is other implementations out there, we are by far the leader in next-generation 9-1-1 technology, and we think there is plenty of room to grow.

We do operate our business in two segments on the big picture. I’m not going to speak too much about this because it’s going to change as a result of a recent acquisition that we’ve just announced. But, for the most part, our revenue is split 50% on the commercial side, 50% on the government side. We have world class customers in these segments, and again you can see, bottom line we are very diversified, excuse me very, on the top line, we’re very diversified, 40% on the U.S. government side, 34% domestically, and 25% on the international front with blue-chip customers.

Now, I mentioned earlier that, you know, we’ve done some acquisitions to grow. No doubt. In 2016 we did a very large acquisition called TCS which really got us into the 9-1-1 space and it also expanded our presence in the U.S. government military space. That acquisition fully integrated in less than a year and is what I would call a grand-slam in terms of an acquisition, in terms of the success, and you can see that when you look at the four-year trend.

We’ve done some tuck-on, tack-on, acquisitions in February of [20]19 and in April of [20]19 to strengthen our position in the 9-1-1 space. Solacom and Next Generation Call Handling Software Solution, this is the software that when a person answers the phone at the 9-1-1 center, they are looking at the screen and being provided information. That’s Solacom. We provide that technology.

We actually bought some, basically employees, and some know-how from General Dynamics who was trying to get into the business but decided, for their own reasons, that the 9-1-1 space was not what they wanted to be into, so we acquired the GD folks up in Massachusetts, where we were able to immediately transition them to a new $100 million contract that we got from the Commonwealth of Massachusetts.

Now in January, and really I’ll go back to maybe November, we got a little busy on the acquisition side. First, in November, and it’s really the last box, we bought a small company called UHP. UHP provides satellite modems that are used in cellular backhaul around the world. It’s got some great technology, 20% better than many of the competitors that we see, and we were really excited to do that.

We then in January, we announced and then simultaneously closed, an acquisition of an antenna company that actually makes ground antennas that will allow the satellite to do, its called an XY antenna, and it will allow satellites to have a low-cost antenna that will track it as the satellite goes around the world.

Why did we get into that business? Because again providing a unified solution to our customers who are looking to upgrade their satellite ground station equipment, we think is very important; there’s a tremendous need to do so.

And then finally in January of 2020, so maybe January 30th or last day of January, we announced a $500 million plus acquisition of a Company called Gilat, which is really right in our bailiwick of strengths. So, what’s Gilat? Gilat is a $250 million company, $40 million or so of Adjusted-EBITDA with key strength again in the same markets we participate: cellular backhaul, on-the-move satellite communications, such as on the plane, IFEC market. They provide the modems that are actually on the Gogo system, so, if you fly on Delta, for example, they’re providing the equipment.

They have key relationships with companies like T-Mobile, Softbank, Honeywell, Gogo and again, very niche company. $250 million or so of revenue on their last 12 months. $36 million of EBITDA. A profitable company. So again, what we’re doing is we’re re-deploying our balance sheet and we’re, you can think about it as doubling down in our market here, where we actually feel firmly convicted, that the market for satellite ground station equipment is going to grow over the next few years.

This is what the company looks like once the acquisition closed which is what we’re expecting to do sometime probably in late May, maybe June, maybe July of this year, 2020. So think about it, by June, this acquisition will close and what Comtech and Gilat will look like, on a pro-forma basis is little under a billion dollars of revenue with about $130 million of EBITDA. You can see Gilat has slightly higher Adjusted-EBITDA margins than Comtech does, and this is without synergies. Now, they’re in the satellite business, we’re in the satellite business. Obviously, we do expect to get, you know, savings such as we need one trade, one marketing booth at trade shows, so we’re going to obviously get those types of synergies. But one of the benefits of the Gilat acquisition is that they were in very complementary markets. They didn’t really compete with us. They offer TDMA VSAT solutions where we offer a different type of technology called SCPC modems. So Comtech and Gilat bring together two companies that had complementary solutions in different markets and will actually be, in our view, the largest ground station equipment company in the world, that we think is uniquely positioned.

And you can see that in their business, it’s more tiered towards Commercial. They have 85% of their revenues in Commercial. 15% is in the Government space. This is a transaction that we actually expect to get revenue synergies out of a couple of years. Gilat was an Israeli based company. They traded on the TASE, the Tel-Aviv Stock Exchange. And they literally sold, I’ll say virtually no, no revenue to the U.S. government for their equipment. The U.S. government simply had a policy decision that they weren’t going to buy a foreign provider of this, and so we think going forward with Comtech’s relationships with the U.S. government, that we are going to be able to help Gilat penetrate the U.S. market for TDMA modems and their amplifiers as well, which they did sell into, so, this is really on the modem side, the U.S. government is an area where we believe we will get revenue synergies, you know, in a year or so.

As we work to integrate [this] these two companies, we don’t feel that there is a lot of integration risk. This is not an acquisition where we’re slashing heads, closing down facilities. This is building a global presence to deal with global issues, which is what satellite communication is about.

I’ve talked about all of these points, but this is where we are. We think the satellite and secure wireless markets are at inflection point, both on the satellite side and on the 9-1-1 side. 9-1-1 is expanding overseas as well. Like I mentioned, we do stuff in Australia, we’re doing stuff in the Mid-East and we think that these markets are gonna grow for many years. We think, like I said, being a roughly a billion dollars or so of revenue, we think we’re uniquely positioned in terms of scale and market presence.

Real quick, I’ll just show you some pictures. Sometimes this helps to understand what they are, right? We sell satellite ground station equipment. In the top left-hand corner are the boxes, they’re just boxes, no different than let’s say a Dell computer effectively that goes into a rack. And we also sell amplifiers, that will amplify the signal, so that it reaches the satellite, that’s in space.

On the 9-1-1, it’s basically a software business. A lot of the stuff is written on the networks, whether it’s a Verizon network or a T-Mobile network or a Comcast network, we’ll provide that software and we’ll also provide the location. And I use this thing when people say “why are we in the business of location?” If you’re calling Dominos, close enough, you know, is OK, right? If you are trying to catch an UBER, it’s close enough to get the close enough location. But if you’re in a building that’s on fire, or you’re dealing with a hostage situation, you want that location to be as precise as possible. And that’s the type of technology that we provide to our customers. We call it trusted-location, very sophisticated algorithms that will provide what floor of a skyscraper you are. Whether you are next to a door. Whether you’re next to a window. Those are the types of technologies that are needed, and you know that’s why I say “public safety, close enough is not good enough.” It needs to be extremely, extremely accurate. These markets are growing, 4G, 5G, I mentioned 9-1-1. Growing. You can have a copy of the presentation and you can refer to the markets.

On the Government side, again, we make satellite equipment that’s used for soldiers. This is a, these are pictures. You can see a soldier in the field using a VSAT type terminal. These are mobile tactical terminals that are used in operations. We do this for 10, 15 years. Soldier goes out in the field. They do an operation. The equipment is dusty, gets banged up in the back of the truck, a cable breaks, it gets missed. They send it back to us. We clean it. Refurbish it. And get it ready for the next mission. That’s an example of some of the stuff that we do.

With that, let me just turn it over to Mike Bondi who can give you a quick 5 minutes over the financial stuff and we’ll take some questions at the end if we have time.

Michael A. Bondi:

Good afternoon everybody. So on this slide here, Mike had referred to having a billion dollars’ worth of visibility so we just wanted to give you a sense for what was actually reported in our backlog, as of October 31st, which was about $650 million. And when we add to that, our contracts that we have in place today, however they’re not funded, so some companies put that into their backlog that they report. We don’t. But we do track it and when we add that in together, we get a billion dollars’ worth of visibility, and just to point out that this has not yet been updated to reflect the recent acquisition of CGC or the pending acquisitions of UHP and Gilat.

In terms of our targets that we had issued on December 4th, they’re pretty straight-forward. We gave a revenue guidance range of $712 million to $732 million and on GAAP EPS $1.28 to $1.42. Again, this does not reflect pending or closed acquisitions that we recently announced and we will be giving an update in early March. So, we’ll give another update then.

OK. And then in total, when you think about Comtech, we’re a secure wireless leader. We make ground station equipment, tactical equipment for the military, 9-1-1 applications for state and local governments. As Mike mentioned, we have 400 engineers globally with expertise in secure wireless communications. We’re a profitable company. We’ve generated profits, strong free cash flows. We have a dividend program in place, and over the years we have delivered nice value for the shareholders.

With that, we would like to turn it over to the group for Q & A.

[No questions]

Ok. Thank you very much for participating in Noblecon16.

Michael D. Porcelain:

Great. Thank you.

Additional Information and Where to Find It

This filing is being made in respect of a proposed business combination involving Comtech and Gilat Satellite Networks Ltd. (“Gilat”). This document does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the shareholders of Gilat for their consideration. Comtech intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a preliminary prospectus with respect to Comtech’s common stock to be issued in the proposed transaction and a proxy statement of Gilat in connection with the proposed merger of an indirect subsidiary of Comtech with and into Gilat, with Gilat surviving. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Comtech may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 becomes effective. The proxy statement/prospectus will be provided to Gilat shareholders. Comtech and Gilat also plan to file other documents with the SEC regarding the proposed transaction.

This document is not a substitute for any prospectus, proxy statement or any other document that Comtech or Gilat may file with the SEC in connection with the proposed transaction. Investors and security holders of Comtech and Gilat are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain a free copy of the proxy statement/prospectus (when they become available) and other documents filed with the SEC by Comtech on Comtech’s Investor Relations page on Comtech’s web site at www.comtechtel.com or by writing to Comtech, Investor Relations, (for documents filed with the SEC by Comtech), or by Gilat on Gilat’s Investor Relations page on Gilat’s web site at www.Gilat.com or by writing to Gilat, Investor Relations, (for documents filed with the SEC by Gilat).

Cautionary Statement Regarding Forward-Looking Statements

Certain information in this document contains forward-looking statements, including, but not limited to, information relating to Comtech’s and Gilat’s future performance and financial condition, plans and objectives of Comtech's management and Gilat’s management and Comtech's and Gilat’s assumptions regarding such future performance, financial condition and plans and objectives that involve certain significant known and unknown risks and uncertainties and other factors not under Comtech's or Gilat’s control which may cause their actual results, future performance and financial condition, and achievement of plans and objectives of Comtech's management and Gilat’s management to be materially different from the results, performance or other expectations implied by these forward-looking statements. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Forward-looking statements could be affected by factors including, without limitation: risks associated with the ability to consummate the proposed transaction and the timing of the closing of the proposed transaction or the occurrence of any event, change or circumstance that could give rise to the termination of the merger agreement; the risk that requisite regulatory approvals will not be obtained; the possibility that the expected synergies from the proposed transaction or other recent acquisitions will not be fully realized, or will not be realized within the anticipated time periods; the risk that Comtech’s and Gilat’s businesses will not be integrated successfully; the possibility of disruption from the proposed transaction or other recent acquisitions making it more difficult to maintain business and operational relationships or retain key personnel; the risk that Comtech will be unsuccessful in implementing a tactical shift in its Government Solutions segment away from bidding on large commodity service contracts and toward pursuing contracts for its niche products with higher margins; the risks associated with Comtech’s ongoing evaluation and repositioning of its location technologies solutions offering in its Commercial Solutions segment; the nature and timing of receipt of, and Comtech’s performance on, new or existing orders that can cause significant fluctuations in net sales and operating results; the timing and funding of government contracts; adjustments to gross profits on long-term contracts; risks associated with international sales; rapid technological change; evolving industry standards; new product announcements and enhancements, including the risks associated with Comtech's launch of its HeightsTM Networking Platform; changing customer demands and or procurement strategies; changes in prevailing economic and political conditions; changes in the price of oil in global markets; changes in foreign currency exchange rates; risks associated with legal proceedings, customer claims for indemnification and other similar matters; risks associated with Comtech's obligations under its Credit Facility; risks associated with large contracts; the impact of H.R.1, also known as the Tax Cuts and Jobs Act, which was enacted in December 2017 in the U.S.; and other factors described in this and Comtech's and Gilat’s other filings with the SEC. Neither Comtech nor Gilat undertakes any duty to update any forward-looking statements contained herein.